DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006155

January 14, 2004

Timothy B. Hansen
Senior Vice President
General Counsel and Secretary
USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817-1818

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2004

Re: USEC Inc.
Incoming letter dated November 21, 2003

Dear Mr. Hansen:

This is in response to your letters dated November 21, 2003, December 17, 2003 and January 13, 2004 concerning a shareholder proposal submitted to USEC by Mark Latham. We also have received letters from the proponent dated December 8, 2003 and January 6, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham
268 Bush Street # 3934
San Francisco, CA 94101

165057

USEC
A Global Energy Company

Timothy B. Hansen
Senior Vice President
General Counsel and Secretary

301/564-3327 *phone*
301/564-3205 *fax*

Securities Exchange Act of 1934,
Rules 14a-8(i)(2), 14a-8(i)(3),
and 14a-8(i)(7)

November 21, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: USEC Inc. – Omission of Shareholder
Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

USEC Inc., a Delaware corporation (the "Company"), has received a shareholder proposal (the "Proposal") submitted by Mark Latham (the "Proponent") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials. To the extent that the reasons supporting the omission of the Proposal set forth herein are based on matters of law, this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, and (ii) the Proponent's letter dated October 20, 2003 transmitting the Proposal (the "Proponent's Letter"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The text of the resolution presented by the Proposal is as follows:

THEREFORE BE IT RESOLVED that USEC Inc. shareowners request the Board of Directors to hire a proxy advisory firm for one year, to be chosen by shareowner vote. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the vote at the year-2005 shareowner meeting, with the following features:

- To insulate advisor selection from influence by Company management, any proxy advisory firm could put itself on the ballot by paying an entry fee, declaring the price (no more than $8000) for advisory services for the coming year, and providing the address of a website describing their proposed services and qualifications.
- The winning candidate would be paid its declared price by the Company, and make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote except director elections. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)
- Performance of the advisory firm would not be policed by Company management, but rather by gain or loss of the advisor's reputation and future business.
- Brief summary advice could be included in the Company proxy, with references to a website and/or toll-free phone number for more detail.
- The decision of whether to hire proxy advisory firms in later years would be left open.

The full text of the Proposal, including the supporting statement, is enclosed as Attachment A.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below: (a) pursuant to Rule 14a-8(i)(2), implementation of the Proposal would cause the Company to violate federal law, (b) pursuant to Rule 14a-8(i)(3), the Proposal violates Rule 14a-9 of the Commission's proxy rules, and (c) pursuant to Rule 14a-8(i)(7), the Proposal deals with a matter relating to the Company's ordinary business operations.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate Federal Law

Rule 14a-8(i)(2) provides for the exclusion of a shareholder proposal where the proposal, if implemented, would "cause the company to violate any state, federal, or foreign law to which it is subject." See, e.g. Mattel, Inc. (January 10, 2003); Central Fidelity Banks, Inc. (January 20, 1995). The Proposal, if implemented in the manner described by the Proponent, would require the Company to undertake a proxy solicitation process that is in violation of the system established by the Exchange Act and the rules promulgated thereunder, and would cause the Company to violate federal law because the Company's shareholders would be voting on a proposal without sufficient information to make an informed voting decision. The information provided to shareholders by self-styled "proxy advisory" firms may very well be false, misleading, inadequate and incomplete.

It is well-established that a proxy statement must disclose sufficient information "for the reasonable shareholder to make informed, rational choices." *Robinson v. Penn Central Company*, 336 F. Supp 655, 658 (E.D. Pa. 1971). The Proposal provides that "any proxy advisory firm could put itself on the ballot by paying an entry fee . . . and providing the address of a website describing their proposed services and qualifications." The Proposal contemplates that the Company would mail a proxy statement to its shareholders that would include an item on the ballot where a list of any number of self-styled "proxy advisory" firms would appear. In the proxy statement itself, where shareholders expect to be provided the material information necessary to inform their decision-making process, the Company would simply include the list of candidates and a reference to each candidate's website. Despite the growing presence of, and access to, computer and Internet technology, it is still the case that disclosure on a website is not a substitute for disclosure in a proxy statement. Additionally, as the United States Court of Appeals for the Third Circuit concluded in a recent case challenging the disclosure in a proxy statement, "[t]hat an investor could hypothetically conduct research to clarify ambiguities and discover omissions in the proxy statement does not relieve the Board of its obligations under Rule 14a-9. . . . A proxy statement should inform, not challenge a shareholder's critical wits." *Shaev v. Saper*, 320 F.3d 373, 381-82 (3d Cir. 2003) (citing *Virginia Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1097 (1991)).

The Company would be faced with two equally untenable alternatives in implementing this Proposal. First, the Company could implement the Proposal as contemplated and mail its shareholders a proxy statement that violated federal law by failing to provide sufficient information for the shareholders to make an informed, rational choice. Alternatively, the Company could attempt to provide the requisite information by presenting the qualifications of the many alternative choices, either as drafted by the Company based on information obtained from the proxy advisory firms' websites or by soliciting the descriptive information from the firms directly. In doing so, however, the Company would potentially subject itself to liability by including the firms' assertions with respect to their qualifications without independent investigation and confirmation of these qualifications. Rule 14a-9 provides that no solicitation "shall be made by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The Company could be deemed to have violated Rule 14a-9 by inclusion of false or misleading information provided by the proxy advisors.

This scenario would be further complicated if the Company had knowledge or experience regarding any of the firms on the ballot that caused the Company to form the good faith judgment that the firm lacked the necessary qualifications to take on the task of providing voting advice, or perhaps had a conflict of interest. The Proposal does not contemplate that the Company could take any action to inform the shareholders of this opinion. However, it seems clear that any such information would be deemed material with respect to the election of a proxy advisory firm because such information would be viewed by a reasonable investor as having significantly altered the "total mix" of information made available. See *TSC Industries, Inc. v. Northway*, 426 U.S. 438 (1976). If the Company implemented the Proposal as contemplated by the Proponent, the Company would violate federal law under these circumstances by not including this information regarding the unqualified proxy advisory firm.

Additionally, the Proposal, if implemented, would subject the Company to potential liability with respect to any information provided by the proxy advisory firm candidates for inclusion in the Company's proxy statement as well as the voting advice of the winning proxy advisory firm to be included in the following year's proxy statement because the federal securities laws do not create any "safe harbor" from liability for the Company to include such information or advice. The proxy rules currently provide only one way for a third party (a shareholder) to gain access to the Company's proxy statement to advise shareholders how to vote on a particular matter, which is through the process presented in Rule 14a-8 regarding shareholder proposals. A second means for providing shareholder access to a company's proxy statement is under consideration, in the form of the Proposed Rule on Security Holder Director Nominations, Release No. 34-48626 (the "Proposed Shareholder Access Rules"). Unlike the access established by Rule 14a-8 and the access contemplated by the Proposed Shareholder Access Rules, the access contemplated by this Proposal is wholly unregulated and without precedent.

Under Rule 14a-8, a shareholder whose proposal is included in a company's proxy statement may submit a statement in support of its proposal that the company must include in its proxy statement, assuming such statement meets the legal requirements established in Rule 14a-8. One such requirement is that the supporting statement, together with the proposed resolution, not exceed 500 words. Rule 14a-8(l)(2) specifically provides that "[t]he company is not responsible for the contents of [the shareholder's] proposal or supporting statement." Similarly, in the Proposed Shareholder Access Rules, the Commission specifically states that:

> "It is our intent that the nominating security holder or nominating security holder group be liable for any false or misleading statements included in the notice provided to the company by the nominating security holder or nominating security holder group. The proposed rules contain express language, modeled on Exchange Act Rule 14a-8(l)(2), providing that the company would not be responsible for that disclosure." (footnotes omitted).

This "safe harbor" provided by Rule 14a-8(l)(2) and by the Proposed Shareholder Access Rules is not applicable to any information the proxy advisory firm candidates may provide for inclusion in the Company's proxy statement or the proxy advisory firm's voting recommendations that the Company would be required to include under the terms of the Proposal because this information and these recommendations are neither a shareholder proposal governed by Rule 14a-8 nor a director nomination governed by the Proposed Shareholder Access Rules. In addition, the Proposal provides no mechanism for the Company to contest inclusion of all or part of any such information or voting advice on the basis that it is materially false or misleading. By adhering to the terms of the Proposal and including the voting advice provided by the proxy advisory firm, the Company would subject itself to potential liability for materially false or misleading information included in such advice. This is a process and potential liability that is not contemplated under the current securities regulation disclosure system.

If the Proposal were adopted, and implemented as described by the Proponent, the Company would violate federal law because the list of potential proxy advisors and reference to each advisor's website that the Proposal contemplates including in the Company's proxy statement would not constitute sufficient information for a reasonable investor to make an informed decision. In addition, the Company would be subject to potential liability with respect to any information it did include in the proxy statement at the direction of the proxy advisors because the Proxy Rules offer no exemption for liability under these particular circumstances. The Company could face the untenable choice of, on the one hand, following the terms of the Proposal and simply including the information provided by the advisors but potentially violating federal law by failing to include material information regarding the advisors or the basis of their opinions, or, on the other hand, failing to adhere to the terms of the Proposal by specifically challenging statements by the proxy advisors that the Company believed were false or misleading.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9

A. The Proposal is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). The Proposal violates Rule 14a-9 and therefore may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff has taken the position that proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the relevant company seeking to implement the proposal would be able to determine with any reasonable certainty what action or measures would be taken if the proposal were implemented. In Commonwealth, the Staff concurred that a shareholder proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials was excludable because:

> "The proposal and supporting statement are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented."

In A.H. Belo Corporation (January 29, 1998), a shareholder proposal mandating that the Board of Directors sever all connections with organizations which purport to have an anti-democratic agenda was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." A similar position was adopted by the Staff in Occidental Petroleum Corporation (February 11, 1991), where a proposal relating to the "buyback" of shares by the company was omitted because it was "unclear what action the Company would be required to take if the proposal were adopted." Thus, the Staff concurred with the company that the proposal could be "misleading because any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal." See also General Electric Company (January 23, 2003) (permitting omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Gannett Co., Inc. (February 24, 1998) (permitting exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal"); Corning Incorporated (February 18, 1997); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and Nynex Corporation (January 24, 1990).

In General Electric Company (February 5, 2003), the Staff concurred in the omission of a proposal pursuant to Rule 14a-8(i)(3) where the proposal sought to "urge the [B]oard of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." General Electric argued that the proposal was "vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented." General Electric noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented. The Staff concluded that General Electric could omit the proposal from its proxy materials because it was vague and indefinite. Similarly, in Philadelphia Electric Company (June 1, 1992) the Staff concurred in the omission of a shareholder proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has consistently concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." In Hershey Foods Corporation (December 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the proposal's use of such terms as "advertising" made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal. The Staff also concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly different from the action envisioned by shareholders voting on it. See also Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal "misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals"); Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

The undefined and unstructured process contemplated by the Proposal, where a seemingly unlimited number of self-styled proxy advisory firms need only submit an entry fee to gain access to the Company's proxy statement, raises a host of questions with respect to how the Proposal would be implemented by the Company. While the Proposal purports to spell out a process for implementation, when analyzed closely, it is clear that it raises far more questions than it answers, and fails to provide critical guidance necessary such that the Company, the Board, and the shareholders voting on the Proposal can understand how it would be implemented. As a result, the Company's shareholders are being asked to approve a Proposal that fails to provide essential guidelines and instructions with respect to its implementation.

The Proposal states that "any proxy advisory firm could put itself on the ballot by paying an entry fee" but provides no guidance as to what, if anything, a person or an entity might be required to do to qualify as a legitimate "proxy advisory" firm. There is no generally accepted standard as to what would qualify a person or an entity as a proxy advisory firm. The Proposal does not address whether a firm would need to meet any minimal standards of qualification, and if so, what they might be. Without some guidelines as to minimum qualifications, the Company might find itself in the position of opening its proxy statement and ballot up to anyone willing to pay an entry fee. The Proponent offers no guidance as to how he intends the Company to implement the Proposal, with the potential of dozens (or even hundreds) of entrants. Shareholders, when voting on the Proposal, would have no insight as to what controls, if any, the Company could or would establish to avoid this problem.

If the Company were to implement the Proposal, it would be left with no guidance as to what an appropriate entry fee would be. Clearly, the Company would have an interest in making this fee significant enough to discourage the Company's proxy statement from being used as a vehicle for public expression by anyone seeking public exposure for personal or business reasons. However, the Proponent may have intended that the fee be minimal to encourage maximum participation, without regard to the legitimacy of a candidate. The Proposal is vague and indefinite on this point. Shareholders voting on the Proposal and, if approved, the Company in implementing the Proposal, might have differing views as to what the Proponent intended.

The Proposal makes no mention of what vote would be required to select the proxy advisor from the potentially lengthy list of candidates. Is it a majority, a plurality, or some minimum number of votes in favor of a candidate? This is a particularly important question because a shareholder's vote on the Proposal would likely be impacted by whether a minimum number of favorable votes were required, such as perhaps 20%, or whether the Company could be obligated to publish the voting advice of the firm that simply received a plurality of the votes, even if the actual number of favorable votes were quite small.

The Proposal, if implemented, would require the Company to selectively disclose, in advance of public disclosure, the contents of its proxy statement to a third party that is not contemplated by the federal securities laws. In order for the Company to include a third party's voting advice in the Company's proxy statement, the Company would need to finalize the contents of its proxy statement and disclose these contents to this third party well in advance of the actual filing and mailing of the proxy statement in order for the proxy advisor to have the time necessary to formulate its advice. In addition, as discussed in detail above in Section II, the Company might need to ensure that any advice and recommendation it included at the direction of the proxy advisor was not false or misleading, since the Company would be exposed to potential liability for false and misleading disclosure in its proxy statement. However, the Company would not have the benefit of any established procedure for challenging or omitting the proposed disclosure. The Proposal is entirely silent on these matters, and accordingly, none of the Company, the Board of Directors, or the shareholders voting on the Proposal would know with any certainty what the Proponent intended with respect to addressing these critical questions and therefore how the Proposal would actually be implemented.

If the Proposal were adopted, none of the Company, the Board of Directors or the shareholders could determine with any degree of certainty how the Proposal was intended to be implemented without answers to these questions or solutions to the problems this novel Proposal presents. Because of the Proposal's vagueness and indefiniteness, the Company believes that the Proposal is materially false and misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposal Is Materially False and Misleading in Violation of Rule 14a-9

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. See The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 200); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and Wellman, Inc. (March 25, 1992).

In light of the pervasive nature of the false and misleading statements included in the Proposal, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded. The Company believes that the Proposal is materially false and misleading, including in the following respects:

1. In the first paragraph of the Proposal, the Proponent states that "many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest." The Proponent offers no factual support for this assertion. On several recent occasions the Staff has required proponents who submitted proposals nearly identical to the Proposal to provide factual support for this statement or alternatively to revise the proposal to omit this statement. See Kaufman and Broad Home Corporation (February 1, 2002) (concluding that proponent must provide factual support for, or omit, statement that "many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow management's recommendations, because of management's possible conflicts of interest"); The Gillette Company (February 1, 2001) (same). See also Equus II Incorporated (March 6, 2001).

2. Nowhere does the Proponent disclose that the website he references in the last paragraph of the Proposal is his own website and that Corporate Monitoring is a project founded by and run by the Proponent. Additionally, when one reviews the contents of the Corporate Monitoring website, it seems apparent that the Proponent himself has intentions of establishing a Corporate Monitoring Firm and that such a firm can play a role in company proxy solicitations, including by providing independent advice. The Proponent fails to disclose the fact that he may intend to avail himself of the process he lays out in the Proposal in order to seek compensation. These are material facts that are omitted from the Proposal.

3. In the second paragraph of the supporting statement, the Proponent cites to a *Wall Street Journal* article, which is two and one-half years old, regarding Proxy Monitor's acquisition of Institutional Shareholder Services, suggesting that this transaction has resulted in a "monopoly of shareholder advice." In point of fact, such a monopoly (if it ever existed) does not exist today. As recently reported by Morrow & Co., Inc. in their September 2003 Proxy Update, which is attached to this letter as Attachment B, a new entity, Glass, Lewis & Co., LLC, is now providing services as an independent adviser to institutional shareholders on proxy and governance-related matters. The Proponent relies on an out-of-date article to make an inflammatory and incorrect allegation, in violation of Rule 14a-9.

4. In the third paragraph of the supporting statement, the Proponent cites a *Wall Street Journal* article regarding State Street's out-sourcing of its proxy voting operation. This statement is false and misleading for several reasons. First, a search of relevant databases indicates no such article appeared in the *Wall Street Journal* on the

date referenced or, for that matter, on any other date. *The San Francisco Chronicle* did publish an article on the date noted, which included the quote referenced by the Proponent. However, the subject of the article is the individual who votes proxies for Barclays Global Investors, and State Street is mentioned only in passing. It is entirely unclear what relevance this article has to the Proposal. Institutions may outsource voting decisions for a variety of reasons, but whatever the reason, the fact that an institution like State Street outsources its decisions bears no relevance on the issue presented by the Proposal. Accordingly, the reference to this article is false and misleading.

5. The fourth paragraph of the supporting statement cites a *Wall Street Journal* article regarding the highly publicized action brought by the Commission against Deutsche Asset Management Inc. in connection with the contested merger between Hewlett-Packard Co. and Compaq Computer Corp. Deutsche Asset Management entered into a cease and desist order and was fined $750,000. It is not at all apparent what, if anything, this has to do with the Company. This paragraph is simply an inflammatory, false and misleading effort to link the Company to this well-publicized action, which is contrary to Rule 14a-9.

Due to the pervasive nature of the false and misleading statements, the Company believes that the Proposal is materially false and misleading as a whole and, therefore, may be omitted in its entirety from the Proxy Materials in reliance on Rule 14a-8(i)(3). However, even when the Staff has concluded that an entire proposal is not excludable despite the presence of various false and misleading statements, the Staff has on many occasions found that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Cornshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998). At a minimum, the Company believes that the statements identified above are false and misleading and therefore may be omitted from the Proposal.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy statement if the proposal deals with a matter relating to the company's ordinary business operations. The additional disclosure that the Proposal will require in the Company's proxy statement is a matter relating to the Company's ordinary business operations.

In The Detroit Edison Company (January 10, 1980), the Staff considered a proposal requesting that "[m]anagement and shareholder arguments for or against a shareholder resolution should receive equal space in the proxy materials." The Staff concurred in Detroit Edison's request for no-action on the basis of the predecessor to Rule 14a-8(i)(7), concluding that:

> "In our view, a proposal that requires management, prior to the mailing of certain correspondence to its shareholders, to take specific action relating to the content of such correspondence involves a matter dealing with the ordinary business operations of the Company."

In 1999, the Staff clarified its position with respect to the Rule 14a-8(i)(7) basis for omission of shareholder proposals requiring additional disclosure in a company's reports. In Johnson Controls, Inc. (September 7, 1999), the Staff concluded that:

> "[W]e have determined that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission. . . . Beginning today, we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)7)."

The Commission has taken the position that, in considering the applicability of the "ordinary business" exception, the Staff will analyze the subject matter of the proposal to determine if it concerns "tasks [that] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and will consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

As discussed in detail above in Section II, the Company must provide its shareholders with a proxy statement that includes sufficient information to enable shareholders to make an informed decision and, under Rule 14a-9, unless there is a specific rule absolving the Company from liability, the Company is responsible for any material false or misleading statements in its Proxy Materials. The Exchange Act provides no exception for that liability with respect to the additional disclosures the

Proposal, if implemented, would require in terms of the list of and information about proxy advisory firms to be included on the ballot and in the proxy statement and the winning firm's voting recommendations to be included in the subsequent proxy statement. It is a fundamental part of the ordinary business of management that it has control over the Company's Exchange Act reports to ensure veracity and completeness in all such reports. The Proposal, if implemented, would impede the Company's ability to ensure that its Proxy Materials provide sufficient information and do not include any materially false or misleading information, and to protect itself from potential liability, because the Company would lack control over the additional disclosure provided by the proxy advisory firm candidates and the selected proxy advisory firm and yet would not have the benefit of any type of "safe harbor" for liability with respect to this additional disclosure.

The Proposal should be excluded from the Proxy Materials on the basis of the Rule 14a-8(i)(7) ordinary business exception because the task of ensuring that the Company's Proxy Materials include all necessary material information for a shareholder to make an informed decision and do not include false and misleading information is a task so fundamental to management's ability to manage the Company that it cannot be subject to control by shareholders.[1]

---

1 I am aware of the Staff's position in The Gillette Company (December 20, 2000), in which the Staff considered the applicability of the 14a-8(i)(7) ordinary business exception to a proposal regarding shareholders' selection of a proxy advisory firm. The fact that the Staff did not concur with Gillette's 14a-8(i)(7) argument is not at all dispositive of this issue. As stated in Section B, Question No. 6 of Staff Legal Bulletin No. 14 (July 13, 2001), the Staff will not base its determinations solely on the subject matter of a proposal. Instead the Staff will "consider the specific arguments asserted by the company . . . . [and] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." While Gillette made a number of arguments with respect to the applicability of Rule 14a-8(i)(7) with which the Staff did not concur, Gillette did not address the fact that the proposal, if implemented, would interfere with its ability to ensure that its proxy statement did not include materially false and misleading information. Gillette did argue that it would be required to "include disclosures to make clear that the analysis provided by the proxy advisory firm is not that of management and does not constitute the recommendation of Gillette's Board." However, this argument assumes that simply disavowing liability would relieve a company of any liability associated such false and misleading statements. The law does not support such an assumption since, as discussed above in Section II, there is no specific "safe harbor" for the disclosure contemplated by the Proposal, unlike that provided by 14a-8(l)(2) and the Proposed Shareholder Access Rules.

V. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate federal law, under Rule 14a-8(i)(3) because the Proposal is vague, indefinite, false and misleading in violation of Rule 14a-9, and under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations. Should the Staff disagree with the Company's position, or require any additional information, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (301) 564-3327.

Sincerely,

Timothy B. Hansen
Senior Vice President,
General Counsel, and Secretary

Enclosures

cc: Dr. Mark Latham

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be travelling.
Voice: (415) 680-1521
Web: www.corpmon.com

RECEIVED
OCT 22 2003

October 20, 2003

Secretary of the Company
USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 564-3327
Fax: (310) 564-3206

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the USEC Inc. year-2004 proxy statement. As confirmed by the attached statement from my stock broker, I have owned at least 1400 shares of USEC Inc. stock for at least one year, which is greater than the $2000 worth required by SEC rules for submitting a proposal. I intend to maintain such ownership through the date of the year-2004 annual shareowners' meeting.

For timely receipt because I may be travelling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA.

Sincerely,

Mark Latham

PROXY ADVISOR PROPOSAL

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS shareowners have a common interest in obtaining sound independent advice, but often insufficient private interest to justify paying for it individually (the "free-rider" problem);

THEREFORE BE IT RESOLVED that USEC Inc. shareowners request the Board of Directors to hire a proxy advisory firm for one year, to be chosen by shareowner vote. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the vote at the year-2005 shareowner meeting, with the following features:

- To insulate advisor selection from influence by Company management, any proxy advisory firm could put itself on the ballot by paying an entry fee, declaring the price (no more than $8000) for advisory services for the coming year, and providing the address of a website describing their proposed services and qualifications.
- The winning candidate would be paid its declared price by the Company, and make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote except director elections. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)
- Performance of the advisory firm would not be policed by Company management, but rather by gain or loss of the advisor's reputation and future business.
- Brief summary advice could be included in the Company proxy, with references to a website and/or a toll-free phone number for more detail.
- The decision of whether to hire proxy advisory firms in later years would be left open.

<u>Supporting Statement:</u>

The proxy advisor would be paid with Company funds to give shareowners an independent professional opinion. Independence would be further enhanced by having shareowners choose the proxy advisor. This could also increase competition in the proxy advisory business, because new entrants could earn fees on a company-by-company basis, without covering thousands of companies.

Wall Street Journal (July 26, 2001) article "After This Deal, Is Anyone Left to Give Advice?": "...Proxy Monitor Inc. has agreed to buy Institutional Shareholder Services... A monopoly of shareholder advice doesn't sit well with some."

Wall Street Journal (May 18, 2003) article "Battle of the Ballot": "State Street out-sources its proxy voting operation to Institutional Shareholder Services."

Wall Street Journal (August 20, 2003) article "Deutsche Bank Unit Is Fined Over H-P": "The SEC said Deutsche Asset Management Inc., Deutsche Bank's investment advisory unit, should have told clients that the bank had a significant relationship with H-P, of Palo Alto, Calif., since the investment adviser was voting client shares in the H-P/Compaq merger."

The conflicts of interest among managers, directors and shareowners are described in Robert Monks and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

Articles discussing the company-pay system for proxy advice are on the Corporate Monitoring website at www.corpmon.com/publications.htm.

AMERITRADE

October 20, 2003

VIA FACSIMILE – (415)-680-1521

Mr. Mark Latham
268 Bush Street, # 3934
San Francisco, CA 94104

Re: USEC, Inc. (Ticker symbol USU) shares held in Ameritrade account # 874-356782

To Whom It May Concern:

Pursuant to your request received via facsimile dated October 20, 2003, this letter serves as confirmation that Mark Latham has continuously owned 1400 shares of USEC, Inc. (Ticker USU) in his Ameritrade account # 874-356782 for a period greater than one year as of October 20, 2003.

If I can be of further assistance in this matter, please contact me directly at (402)-970-9704.

Sincerely,

Heath Nopens
Compliance Analyst
Ameritrade Holding Corp.

PROXY ADVISOR PROPOSAL

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS shareowners have a common interest in obtaining sound independent advice, but often insufficient private interest to justify paying for it individually (the "free-rider" problem);

THEREFORE BE IT RESOLVED that USEC Inc. shareowners request the Board of Directors to hire a proxy advisory firm for one year, to be chosen by shareowner vote. Shareowners request the Board to take all necessary steps to enact this resolution in time to hold the vote at the year-2005 shareowner meeting, with the following features:

- To insulate advisor selection from influence by Company management, any proxy advisory firm could put itself on the ballot by paying an entry fee, declaring the price (no more than $8000) for advisory services for the coming year, and providing the address of a website describing their proposed services and qualifications.
- The winning candidate would be paid its declared price by the Company, and make advice freely available to all Company shareowners for the subsequent year, on all matters put to shareowner vote except director elections. (Advice on director elections is excluded to satisfy SEC rule 14a-8(i)(8).)
- Performance of the advisory firm would not be policed by Company management, but rather by gain or loss of the advisor's reputation and future business.
- Brief summary advice could be included in the Company proxy, with references to a website and/or a toll-free phone number for more detail.
- The decision of whether to hire proxy advisory firms in later years would be left open.

Supporting Statement:

The proxy advisor would be paid with Company funds to give shareowners an independent professional opinion. Independence would be further enhanced by having shareowners choose the proxy advisor. This could also increase competition in the proxy advisory business, because new entrants could earn fees on a company-by-company basis, without covering thousands of companies.

Wall Street Journal (July 26, 2001) article "After This Deal, Is Anyone Left to Give Advice?": "...Proxy Monitor Inc. has agreed to buy Institutional Shareholder Services... A monopoly of shareholder advice doesn't sit well with some."

Wall Street Journal (May 18, 2003) article "Battle of the Ballot": "State Street out-sources its proxy voting operation to Institutional Shareholder Services."

Wall Street Journal (August 20, 2003) article "Deutsche Bank Unit Is Fined Over H-P": "The SEC said Deutsche Asset Management Inc., Deutsche Bank's investment advisory unit, should have told clients that the bank had a significant relationship with H-P, of Palo Alto, Calif., since the investment adviser was voting client shares in the H-P/Compaq merger."

The conflicts of interest among managers, directors and shareowners are described in Robert Monks and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

Articles discussing the company-pay system for proxy advice are on the Corporate Monitoring website at www.corpmon.com/publications.htm.

Attachment B

Morrow & Co., Inc.
Proxy Update

September, 2003

GLASS LEWIS MAY BRING DIFFERENT APPROACH TO PROXY / GOVERNANCE ADVICE

Glass, Lewis & Co., LLC has entered the corporate governance arena as an independent adviser to institutional shareholders on proxy and governance-related matters. Although the San Francisco firm is a 2003 start-up, it has already generated significant publicity for itself in connection with its voting recommendations on proxy contests and other issues that have gone directly opposite those of ISS in regard to companies such as El Paso Corp., eBay, and Clayton Homes.

Glass Lewis recently announced that they were engaging in a joint venture with Investor Responsibility Research Center (IRRC), the well-known corporate governance and proxy research firm. The venture will combine IRRC's research and vote execution services with the Glass Lewis voting recommendation services. Existing IRRC clients will have access to the Glass Lewis voting recommendations but will have to purchase the underlying analyses separately.

We believe our clients and their legal and financial advisers should familiarize themselves with the firm's website @www.glasslewis.com, where they have listed sample reports. We expect that most of our clients will encounter some Glass Lewis-advised institutions at their 2004 annual meetings. Prior to their announcement of their venture with IRRC, the firm had indicated that they would be covering the Russell 3000 in the coming year. Furthermore, we are certain that any group -- management or opposition -- that Glass Lewis supports in any proxy contest will not be shy about publicizing their opinion.

Seeking to Avoid Conflicts of Interest

The firm points out on its website that it does not earn fees from corporations or directors, nor does it seek their business, which it considers a conflict of interest with the advisory services that it provides to institutional shareholders. Apart from not giving advice to corporations, Glass Lewis also will not make its opinion subscription service available to public companies. The service will be available for proxy solicitors, who will be free to pass the opinions on to their clients.

Glass Lewis is headed by CEO Gregory Taxin, a former investment banker and attorney; Chairman Lawrence M. Howell, also an investment banker; and Managing Director of Research Lynn Turner, the former Chief Accountant at the SEC.

THE GLASS LEWIS APPROACH: SOME COMMENTS FROM THE CEO

We recently met with Mr. Taxin, and Katherine Rabin, Sr. V.P., at the firm's headquarters in San Francisco where we discussed various issues concerning their approach to governance and proxy advice. In the 90 minute session we did not attempt to obtain a comprehensive review of Glass Lewis' policies, methods, or approach – particularly since Mr. Taxin stressed the case-by-case nature of his firm's recommendations several times during the conversation. However, we believe that many of Mr. Taxin's comments will prove useful to public companies and institutions in determining what to expect from Glass Lewis in the coming year.

Enhancing Shareholder Value vs. Corporate Governance

Glass Lewis' mantra is "corporate integrity." They engage in their own independent research "to separate the white hats from the black hats."

The better companies are those "that do right by the holder," for example, by showing "all the warts as well as the good" in their disclosure, "that use conservative accounting and pay in line with their peers."

Signs of poorly run companies include a "self-aggrandizing" approach, aggressive accounting, and an entrenched attitude in trying to retain power in one's office.

The overall thrust of their opinions, particularly in proxy contests, is not about who has the best corporate governance, <u>but about what will make the stock go up or what is the best way to enhance shareholder value.</u> They intend to use a significant amount of economic and financial analysis in their opinions.

Real Financial Analysis = No Formula, No "Check the Box" Approach

Mr. Taxin emphasized numerous times that because each company's financial picture is different, there is no formula or cookie-cutter method for each Glass Lewis recommendation. Each situation has to be evaluated separately.

For example, in deciding whether to recommend re-election to the board of certain committee members, evaluating their independence is only one aspect of the vote consideration. Glass Lewis will be determining whether the committees are actually doing a good job.

They will withhold votes from members of the Audit Committee if they believe the accounting is too aggressive and doesn't disclose enough.

They will withhold votes from the members of the Compensation Committee if they believe the level of executive pay doesn't reflect "pay for performance."

In other words, the votes for board nominees who are committee members will be decided in large part <u>by the actual performance of the committees</u>, not by any particular corporate governance guidelines of the board.

Looking for the Real Cost of Stock Option Plans

Glass Lewis looks at options as an expense that is used to retain and incentivize employees. Like all expenses, they need to be evaluated in the year they have occurred. In the case of options, that means the year that they are used, or issued to employees. According to Mr. Taxin, the point of authorization of a plan is not the main concern – it's when they are used that counts.

In considering whether to approve an option plan, it's not simply the size of the plan in relation to the market cap that is important but how fast the company uses up the options in its plan. For example, one company may seek approval for additional options every six years, since it takes that long to use them up, whereas another company may seek approval every year, because it exhausts the amount of options approved within that time frame.

Therefore, a company may give the appearance of seeking approval for a moderate amount of options, which, when taken in the context of their seeking approval of option grants *every year*, presents an entirely different picture. Furthermore, a company that uses up its options every year can show that it has no options left to issue, so it will not be giving the appearance of loading up the "kitty" while it still has many options in reserve. Therefore, the amount of options in reserve often can be a misleading indicator of whether or not the company in question is seeking an excessive amount of options.

Mr. Taxin points out that, apart from the amount of options issued every year, they will look at many factors in making their decision on approval of option plans. Factors such as the value of the options issued *per employee*, cash flow, income, and revenue play a significant part.

Mr. Taxin is adamant that if the option plan is to be measured against the overall size of the company, the benchmark to be used should be "enterprise value" (equity plus debt minus cash) rather than simply equity market cap. For him, companies shouldn't be penalized if they take on debt to acquire and run more and larger businesses since the addition of debt does not dilute the shareholders. "Enterprise value reflects the size of the business you are running." For Glass Lewis, in many cases companies with leveraged balanced sheets may be better-run organizations that those that preserve cash and don't take on debt (or calculated risk).

"Generally" Opposed to Shareholder Rights Plans

Glass Lewis is generally, but "not violently or always" against shareholder rights plans. Where there is a correctly written, chewable pill where the triggering point is 20%, not 10%, and in the proper context of corporate performance and governance, it's possible that Glass Lewis will not take a position against a company's poison pill.

According to Mr. Taxin, poison pills come in all forms of packages. He cited the example of a nine-step option plan that was touted as a benefit to the shareholders because it contained corporate governance improvements, which among other measures, ended re-pricing and the plan's evergreen provisions. But the ninth step contained a new provision that provided for immediate vesting of all shares in the event of a change of control, which in Glass Lewis' opinion, would have the same deterrent effect as a poison pill, because the dilution potential was so great. Result: a recommendation "Against".

Analyzing Mergers – Looking Beyond the Existence of a Fairness Opinion

Since Greg Taxin has written fairness opinions as an investment banker, he states that he and other members of the team who have experience in financial analysis will not shy away from reviewing the various factors that go into any given fairness opinion.

According to Mr. Taxin, it is crucial to look at the process and the valuation analysis. It's not a question simply of whether the board hired an independent investment banker to issue a fairness opinion.

As an example, Mr. Taxin pointed to the controversial acquisition of Clayton Homes by Berkshire Hathaway that had been agreed to in the middle of the Iraq war but was being voted on several months later. According to Glass Lewis, most of the stocks in Clayton's peer group were trading at significantly higher levels at the time of the vote than at the time of the merger agreement. Furthermore, Glass Lewis had raised questions about whether the Company was properly shopped and whether the fairness opinion was flawed. The merger was vocally opposed by numerous shareholders and the stock was trading above the merger price, but no second bidder had appeared.

According to Glass Lewis, the appropriate question to be asked in a merger review is whether shareholders should be willing to sell their shares at the agreed-upon merger price, or whether they should hold out for higher value, either in the trading market or from another potential bidder. In the merger in question, Mr. Taxin pointed out the illogic of recommending a vote for the transaction when his clients and other shareholders could have sold their shares into the open market for a higher price. "You've got to watch the ticker" he added, pointing out what to him was the absurdity of supporting the merger and waiting to get the merger consideration at a lower price than could be obtained by just selling one's shares. Since market conditions are not static, the ultimate question is whether or not the merger terms make sense at the time of the vote, and not just at the time when approved by the Board.

Proxy Contests – Independent Analysis / No Lobbying, Please

Glass Lewis decidedly does not want to meet with the parties in any proxy fight. This is consistent with their approach in non-contested matters as well. They believe that all material facts and issues in the fight should be publicly available so that there is no reason that the issues couldn't be decided solely on publicly disclosed information. They will, however, contact both sides if there are disclosures or issues that they don't understand. Furthermore, they will be willing to listen to a proxy solicitor representing a given side if there is a question of whether *the facts* were presented correctly in their opinion.

Glass Lewis does not want to be put in the position of a "negotiator" where they will discuss with either side what concessions could be extracted to secure their voting recommendation.

Glass Lewis will do its own independent research in addition to reviewing each side's proxy materials. Mr. Taxin pointed out that in a recent major fight they reviewed news stories written 30 – 40 years ago about the leader of the dissident group.

In another contest, they were reviewing the qualifications of a dissident board candidate who had served for many years as CFO of another public company. According to Glass Lewis, while this candidate was acceptable to certain corporate governance experts as independent and experienced, Glass Lewis found litigation records -- not presented by either side in the fight -- that put a decidedly negative slant on this individual's qualifications.

Social Issues – Focus Still on Shareholder Value

Glass Lewis will stick to the issue of whether a given matter will enhance shareholder value or not. They recognize that their clients may bring other considerations, such as social values, to the table and don't always vote their pocketbooks. However, according to Glass Lewis, their opinions will always be grounded in shareholder value considerations with the understanding that their clients may add anything else they want to the decision making process.

Making the World "More Complex and Unpredictable"

Mr. Taxin described the firm's evolving style of opinions as "more contextual" and non-formulaic. Referring to Glass Lewis' role in affecting the vote in numerous upcoming shareholder meetings, he stated "This makes the world more complex and unpredictable." Clearly, the firm's expected heavy focus on financial and accounting analysis will make each company's review more of a "case-by case" situation.

Throughout the conversation, Mr. Taxin mentioned numerous differences between his firm and ISS. A key area he cited was the "predictability" of ISS recommendations, particularly in the area of stock option plans. He believes that companies are able to determine how to structure their plans so they will obtain approval from ISS in light of the well known ISS guidelines for such plans – guidelines which he did not agree with (as can be gleaned from his discussion of option plans above).

Predictability on many issues is expected from ISS at this point, particularly since ISS makes its voting policies and their analytical framework available to public companies through its Proxy Voting Manual in addition to public forums and other venues. On the other hand, since ISS believes that its well-known guidelines are benchmarks for good corporate governance, it is hard to believe they would view predictability as a negative if it leads more companies to stay within the ISS guidelines, thereby following what ISS believes are good corporate governance practices. (ISS was not consulted in this discussion)

One thing is clear. Glass Lewis is entering the proxy arena in interesting times and will have plenty of opportunities to make a significant impact in the coming proxy season.

Fred Marquardt	Katie Edwards	Dennis Mensch
Corporate Governance	Client Services	Strategic Consulting

Morrow & Co., Inc.
445 Park Avenue - 5th Floor New York, NY 10022 (212) 754-8000

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

December 8, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to USEC Inc.**

Ladies and Gentlemen:

I am writing in response to the November 21, 2003 letter (the "USEC Letter") submitted to the Commission by Mr. Timothy B. Hansen on behalf of USEC Inc. ("USEC" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2004 annual meeting a shareowner proposal (the "Proposal" or my "Proposal") submitted by me. The Proposal would request the Company's Board of Directors to hire a proxy advisory firm chosen by shareowner vote.

The USEC Letter cites Rules 14a-8(i)(2) ('violation of law'), 14a-8(i)(3) ('violation of proxy rules') and 14a-8(i)(7) ('ordinary business') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(2) -- 'violation of law'

I agree that shareowners need sufficient information to make informed, rational choices. That is precisely the reason for this proposal. A key weakness of our current corporate governance system is the lack of independent advice for shareowner voting, especially for individual investors. Currently, the only professional advice available in the proxy is from the board of directors, whose interests often conflict with those of shareowners. In fact, it is precisely on those issues with conflicting interests that a shareowner vote is required by law. Director elections provide an insufficient link between shareowner and director interests. There is no practical way to provide sufficient information about individual director candidates. No disclosure rule can fill this gap. The information needed is too complex and subjective, so can not be sufficiently well regulated or monitored by our legal system.

Instead, brand reputation of organizations that each monitor many corporate clients for many years can fill some of this information gap. For example, it is difficult for a consumer to judge the quality of a single computer of unknown brand; but once the brand is known, the consumer can use the wealth of information that the entire computer community has summarized in that brand's reputation. If you buy a Dell computer, you can have considerable confidence in its quality.

It is a well established common practice to call for a shareowner vote based on an organization's brand reputation, without presenting in the proxy detailed information on the organization's qualifications. For example, in the Company's proxy statement of March 12, 2003, no details of PricewaterhouseCoopers' qualifications were given to help shareowners decide how to vote on ratification of the auditor's appointment.

After implementation of this proposal, shareowners would be able to use brand reputation to choose a good proxy advisor. In the following year, shareowners would be able to use that advisor's advice to make more informed, rational choices when voting on other matters. Thus implementing this proposal would bring the Company into better compliance with federal law.

The Proposal calls for a vote in the proxy to choose a proxy advisor for the following year. As with all other voting items, the Company's Board can make their recommendation to shareowners on which way to vote, and can give their reasons. Thus no violation of federal law need occur regarding omitting material information.

The USEC Letter states that "the access contemplated by this Proposal is wholly unregulated and without precedent." Implementing the Proposal would create a precedent, leading to an appropriate regulatory response.

Rule 14a-8(i)(3) -- 'violation of proxy rules'

A 500-word proposal can not spell out every step a board of directors should take for its implementation. My Proposal requests the Board to hire a proxy advisory firm, and reasonably leaves some implementation decisions to the Board's judgement. The USEC Letter points out several such decisions, involving qualifications of a proxy advisory firm, level of entry fee, ballot counting method, and coordinating with the advisor. A competent board is capable of making these decisions within the spirit of the Proposal. Indeed, SEC Release No. 34-40018 (May 21, 1998) indicates that proposals seeking to impose specific methods for implementing complex policies could be deemed in violation of the "ordinary business" rule.

Regarding points raised on pages 10 and 11 of the USEC Letter:

1. In all three precedents cited (Kaufman and Broad Home, Gillette, and Equus II), the similar proposal was amended to include support of the assertion that "many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest." The amended proposals were then included in all three proxies. My Proposal here includes the same supporting statement for that assertion: 'The conflicts of interest among managers, directors and shareowners are described in Robert Monks and Nell Minow's 1996 book Watching the Watchers, along with shareowners' "free rider" and "rational ignorance" problems.'

2. The Corporate Monitoring website shows clearly in many places that the project is founded and run by me. For example the "Contact Us" link, prominent on many of the site's pages, leads to this page: www.corpmon.com/CMP.htm, showing me as founder and coordinator, with links to my resume and disclosure of commercial interests.

3. I agree with the USEC Letter that the recent entry of Glass Lewis into proxy advising has improved competition in that field. For competition, two is certainly better than one, but still a rather

small number. The Proposal could significantly increase competition. If the Commission staff considers the Proposal materially misleading on this point, I would suggest inserting a reference to Glass Lewis. Microsoft Word shows the Proposal to contain 497 words, so such a reference could be made as follows:

Wall Street Journal (July 26, 2001) article "After This Deal, Is Anyone Left to Give Advice?": "...Proxy Monitor Inc. has agreed to buy Institutional Shareholder Services... A monopoly of shareholder advice doesn't sit well with some." (See however www.glasslewis.com .)

4. I apologize for my citation error, and suggest correcting it to become:

San Francisco Chronicle (May 18, 2003) article "Battle of the Ballot": "State Street out-sources its proxy voting operation to Institutional Shareholder Services."

4. and 5. The relevance to this Proposal of the May 18 and August 20 articles cited is that limited competition in proxy advising, combined with potential conflicts of interest in stock voting by agents, is bad for corporate governance. The Proposal is designed to alleviate such problems by increasing competition.

Rule 14a-8(i)(7) -- 'ordinary business'

In the above discussion of Rule 14a-8(i)(2), I explained how brand reputation can greatly reduce the amount of disclosure necessary in the proxy. My comments in that section apply here also, including the point that the board can give its recommendations for how to vote on choosing a proxy advisor, as well as its reasons for those recommendations. Therefore this Proposal can be implemented without infringing on ordinary business matters.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the USEC Letter regarding exclusion of the Proposal from the USEC proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,

Mark Latham

cc: Mr. Timothy B. Hansen

USEC
A Global Energy Company

Timothy B. Hansen
Senior Vice President
General Counsel and Secretary

301/564-3327 *phone*
301/564-3205 *fax*

December 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: USEC Inc. – Omission of Shareholder
Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated November 21, 2003 (the "November 21 Letter") pursuant to which USEC Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Mark Latham (the "Proponent") may properly be omitted pursuant to Rule 14a-8 from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. This letter is in response to the letter from the Proponent to the Staff dated December 8, 2003 (the "Proponent's Letter").

I. Introduction

The Proponent's Letter makes little or no effort to challenge, refute or distinguish the extensive authority and precedent cited in the November 21 Letter. Instead, the Proponent primarily reiterates and expands upon his reasons for submitting the Proposal, as originally set forth in the supporting statement included with his Proposal. In addition, the Proponent elaborates on his novel and entirely unsupportable theory that the existing disclosure requirements under the Commission's proxy rules are inadequate and that the Proposal will somehow remedy this defect in the federal securities laws (see page 1 of the Proponent's Letter where the Proponent states: "There is no practical way to provide sufficient information about individual director candidates. No disclosure rule can fill this gap. The information needed is too complex and subjective, so can not be sufficiently well regulated or monitored by our legal system."). The Rule 14a-8 shareholder proposal process is not the appropriate mechanism for the Proponent's theories on the adequacy of the federal securities laws.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate Federal Law

In Section II of the November 21 Letter, the Company presents a clear legal argument, supported by numerous citations to relevant case law and no-action letter precedent, that the Proposal may be excluded under Rule 14a-8(i)(2) because it would cause the Company to violate federal law if it were implemented. As discussed in the November 21 Letter, if the Company were to follow the directives of the Proposal, the Company would not be providing sufficient information to its shareholders to make an informed voting decision. Additionally, the Company would be subject to potential liability with respect to any information it did include in the proxy statement at the direction of the proxy advisors since there is no exemption for liability under these circumstances. The Proponent's Letter makes no effort to challenge, refute or distinguish this extensive authority.

As discussed in Section I above, the Proponent asserts that the current federal disclosure system is inadequate. Apparently the Proponent believes that only he, or another "proxy advisory" firm, can provide sufficient information to enable shareholders to make informed voting decisions.

The Proponent claims that shareholders will be able to make informed choices with respect to a proxy advisory firm based on the "brand reputation" of such firms. Without debating the issue of whether there are, in fact, "brand names" in the proxy advisory field, relying on the possibility of "brand names" to satisfy the disclosure requirements is not, and never has been, a substitute for full disclosure. Certainly, a well-known corporation with a recognized "brand name" could not avoid disclosure requirements by asserting that its business, operations, and financial condition are well-known to shareholders and the investing public.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9

In Section III.A. of the November 21 Letter, the Company cited extensive authority and identified numerous defects in the Proposal in support of the Company's argument that the Proposal may properly be excluded because it is so vague, indefinite and misleading that neither the shareholders voting on the Proposal nor the Company, in implementing it, would be able to determine with reasonable certainty what measures are required. The Proponent's primary response appears to be that the 500-word limitation provided for by Rule 14a-8(d) will necessarily cause any shareholder proposal to be vague and ambiguous – another novel and unsupportable position.

In Section III.B. of the November 21 Letter, the Company identified five separate false and misleading statements in the Proposal and argued that as a result of such statements the Proposal as a whole is properly excludable under Rule 14a-8(i)(3). The Proponent's Letter does not adequately address four of the concerns cited in the November 21 Letter.

With regard to paragraph 2 of Section III.B, the Proponent's sole response is that if shareholders access his Corporate Monitoring website, they will find that it is his website. He does not dispute that he makes no such disclosure in his Proposal or supporting statement and that unless a shareholder chooses to access his website there will be no way to know that the Proponent stands to benefit financially from his own Proposal.

With regard to paragraph 3 of Section III.B., the Proponent ignores the fact that the emergence of Glass Lewis as an active competitor to Institutional Shareholder Services renders his argument about a "monopoly of shareholder advice" outdated, false and misleading. This is not remedied by a mere reference to the Glass Lewis website.

With regard to paragraphs 4 and 5 of Section III.B., the Proponent's response provides no illumination as to what, if anything, the cited articles have to do with the Proposal. The fact that State Street, or other institutions, may outsource voting decisions has no meaning in the context of the Proposal, and the reference to conflicts of interest by another institution in a contested vote that took place almost two years ago is both irrelevant and potentially inflammatory.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

The Proponent's Letter provides no legal argument to refute the Company's position, as set forth in Section IV of the November 21 Letter. Instead, the Proponent simply reasserts his "brand name" theory, stating that "brand reputation can greatly reduce the amount of disclosure necessary in the proxy."

V. Conclusion

For the reasons set forth above and in the November 21 Letter, the Company believes that the Proposal may properly be omitted from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the

Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (301) 564-3327.

Sincerely,

Timothy Hansen

Timothy B. Hansen
Senior Vice President,
General Counsel and Secretary

cc: Dr. Mark Latham

USEC
A Global Energy Company

Timothy B. Hansen
Senior Vice President
General Counsel and Secretary

RECEIVED
2004 JAN 13 PM 2:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

301/564-3327 *phone*
301/564-3205 *fax*

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: USEC Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letters dated November 21, 2003, and December 17, 2003, pursuant to which USEC Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Mark Latham (the "Proponent") may properly be omitted pursuant to Rule 14a-8 from the proxy materials to be distributed by the Company in connection with its 2004 annual meeting of shareholders. I also refer to the letters submitted by the Proponent dated December 8, 2003 (the "December 8 Letter"), and January 6, 2004 (the "January 6 Letter"). This letter is a brief response to the January 6 Letter.

In the January 6 Letter, the Proponent reiterates the positions previously taken by him in both his supporting statement forming part of the Proposal and the December 8 Letter. The Proponent continues to ignore and fails to refute the extensive authority and precedent cited in the Company's letters to the Staff with respect to the Proposal.

The only purported support for his position that Proponent is able to reference are unsupported assertions he makes in his prior correspondence with the Staff and an excerpt from a letter he wrote to the Staff two years ago in connection with a proposal he submitted to a different company. The Proponent has now submitted two letters to the Staff where he offers absolutely no support for his position, other than what he characterizes as his "logical points."

For the foregoing reasons and the reasons set forth in detail in our prior correspondence, the Company believes that the Proposal may properly be omitted from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (301) 564-3327.

Sincerely,

Timothy B. Hansen
Senior Vice President,
General Counsel and Secretary

cc: Dr. Mark Latham

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

January 6, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to USEC Inc.**

Ladies and Gentlemen:

I am writing in response to the December 17, 2003 letter (the "December 17 USEC Letter") submitted to the Commission by Mr. Timothy B. Hansen on behalf of USEC Inc. ("USEC" or the "Company"). Prior correspondence on this matter includes my December 8, 2003 letter to the SEC ("my December 8 letter") and Mr. Hansen's November 21, 2003 letter to the SEC (the "November 21 USEC Letter").

The December 17 USEC Letter claims that my December 8 letter "makes little or no effort to challenge, refute or distinguish the extensive authority and precedent cited" in the November 21 USEC Letter. Yet in my December 8 letter, I refuted those legal arguments by such logical points as: "As with all other voting items, the Company's Board can make their recommendation to shareowners on which way to vote, and can give their reasons. Thus no violation of federal law need occur regarding omitting material information."

Rule 14a-8(i)(2) -- 'violation of law'

Regarding the questions of whether, in following the Proposal, the Company would be providing sufficient information or would be subject to potential liability, the November 21 USEC Letter's arguments are refuted by this sentence (among others) in my December 8 letter: "Implementing the Proposal would create a precedent, leading to an appropriate regulatory response."

I do not argue that brand names are a substitute for full disclosure. They can be an enhancement, an improvement, in addition to any disclosure system.

Rule 14a-8(i)(3) -- 'violation of proxy rules'

The December 17 USEC Letter claims that "the Proponent stands to benefit financially from his own Proposal." The SEC staff has examined this issue regarding similar proposals I have submitted in the past, and found that such accusations were not persuasive. Since it is raised again here, I will quote the following passage from my January 8, 2001 letter to the SEC regarding a similar proposal submitted to Gillette (resulting SEC decision letter was dated February 1, 2001):

The Proposal is neutral not only on its face, but also in design and substance. Its design is based on economic analysis of the agency relationship between shareowners and managers. That analysis is presented in several articles published in leading journals specialized in corporate governance and investment management, including Financial Analysts Journal and Corporate Governance: An International Review. A complete listing with full references to the articles (and downloadable text for many) is on the web at http://www.corpmon.com/publications.htm. The article entitled "Collective Action for Dispersed Shareowners" in Corporate Governance International is probably the most directly relevant here.

The Proposal is aimed squarely at solving the "free-rider problem", which reduces the incentive of any one shareowner to monitor management (by intelligent voting), even though shareowners as a group would benefit substantially if they all undertook such monitoring. Acting as a group to hire a voting advisor would avoid much of the free-rider problem, as explained in more detail in the Proposal and articles mentioned above.

References in the Proposal to websites and published articles show shareowners wh to find further relevant information than can be conveyed within the 500-word limit.

While the main point of this rebuttal is that the Proposal's design is entirely to be Gillette shareowners, here is some further evidence that I have no commercial interest i Proposal that deviates from Gillette shareowners' interests:

1. I have no commercial tie to any proxy advisory firm.

2. There is no paid advertising on the Corporate Monitoring website.

3. My commercial interests are disclosed at http://www.corpmon.com/Commercial.htm , including the sentence: "If the idea expect to have opportunities for consulting or full-time employment at businesse corporate monitoring, at regulatory agencies like the SEC, and for research at i universities." Such opportunities would only arise if the Proposal is successfu shareowners, thus enhancing my professional reputation. This is much like th doing a good job at the SEC enhances your professional reputation, which in your subsequent career. That possibility does not imply that you are slantin now to improve your subsequent career. Any successful undertaking, espe spirited, can enhance one's reputation and career.

But speaking of interests that are not shared by Gillette sharehol management's interest in maintaining their influence over the votes of reason why we have shareowner voting at all is that there are conf management.

---

here, I will quote the following passage from my January 8, 2001 letter to the SEC regarding a similar proposal submitted to Gillette (resulting SEC decision letter was dated February 1, 2001):

The Proposal is neutral not only on its face, but also in design and substance. Its design is based on economic analysis of the agency relationship between shareowners and managers. That analysis is presented in several articles published in leading journals specialized in corporate governance and investment management, including Financial Analysts Journal and Corporate Governance: An International Review. A complete listing with full references to the articles (and downloadable text for many) is on the web at http://www.corpmon.com/publications.htm. The article entitled "Collective Action for Dispersed Shareowners" in Corporate Governance International is probably the most directly relevant here.

The Proposal is aimed squarely at solving the "free-rider problem", which reduces the incentive of any one shareowner to monitor management (by intelligent voting), even though shareowners as a group would benefit substantially if they all undertook such monitoring. Acting as a group to hire a voting advisor would avoid much of the free-rider problem, as explained in more detail in the Proposal and articles mentioned above.

References in the Proposal to websites and published articles show shareowners where to find further relevant information than can be conveyed within the 500-word limit.

While the main point of this rebuttal is that the Proposal's design is entirely to benefit Gillette shareowners, here is some further evidence that I have no commercial interest in the Proposal that deviates from Gillette shareowners' interests:

1. I have no commercial tie to any proxy advisory firm.

2. There is no paid advertising on the Corporate Monitoring website.

3. My commercial interests are disclosed at http://www.corpmon.com/Commercial.htm , including the sentence: "If the idea is successful, I expect to have opportunities for consulting or full-time employment at businesses involved in corporate monitoring, at regulatory agencies like the SEC, and for research at institutes or universities." Such opportunities would only arise if the Proposal is successful in helping shareowners, thus enhancing my professional reputation. This is much like the situation where doing a good job at the SEC enhances your professional reputation, which in turn may help your subsequent career. That possibility does not imply that you are slanting your decisions now to improve your subsequent career. Any successful undertaking, especially if public-spirited, can enhance one's reputation and career.

But speaking of interests that are not shared by Gillette shareholders at large, consider management's interest in maintaining their influence over the votes of individual investors. The reason why we have shareowner voting at all is that there are conflicts inherent in leaving all decisions to management.

The remaining points in the December 17 USEC Letter were adequately addressed in my December 8 letter.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the USEC letters regarding exclusion of the Proposal from the USEC proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,



Mark Latham

cc: Mr. Timothy B. Hansen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USEC Inc.
Incoming letter dated November 21, 2003

The proposal requests that the board of directors hire a proxy advisory firm, chosen by shareholder vote, to give voting advice to shareholders.

We are unable to concur in your view that USEC may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that USEC may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the Whereas clause that begins "Whereas many shareowners ..." and ends "... conflicts of interest";
- revise the statement that begins "Wall Street Journal (May 18 . . ." and ends ". . . to Institutional Shareholder Services" to provide a citation to the correct source; and
- delete the statement that begins "Wall Street Journal (August 20 . . ." and ends ". . . H-P/Compaq merger".

Accordingly, unless the proponent provides USEC with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if USEC omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that USEC may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel